

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2018

Thomas Grbelja
Chief Financial Officer
Nestbuilder.com Corp.
201 W. Passaic Street, Suite 301
Rochelle Park, N.J. 07662

Re: Nestbuilder.com Corp.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 20, 2018
File No. 000-55875

Dear Mr. Grbelja:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2018 letter.

Form 10-12G/A, filed on February 20, 2018

Overview of the Separation, page 4

1.   We note your response to our prior comment 4. To provide context, please disclose the nature of Mr. Bhatnagar's obligation under Section 2.3 of the Spin-Off Agreement.

2.   We note that the October 27, 2017 Contribution and Spin-Off Agreement (the "Spin-Off Agreement") provides that the obligation to consummate the spin-off is conditioned upon the SEC declaring the Form 10 registration statement effective. We also note your disclosure that the RealBiz board authorized and approved the spin-off with (i) the record date to be the close of business on the first Friday following the date on which the SEC declares the Form 10 registration statement effective, and (ii) the distribution date to be on

the third Friday following the record date. Please note that a Form 10 registration statement under Section 12(g) becomes automatically effective 60 days after it is filed. As a result, your Form 10 registration statement is already effective. Please revise your disclosure to clarify how this fact affects the record and distribution dates and any conditions to the spin-off.

3.   You disclose that if Mr. Bhatnagar were to convert all of his Series A and Series C Convertible Preferred Stock on or prior to the record date for the distribution, he would receive shares of Nestbuilder common stock equal to approximately 2.8% of the total shares of Nestbuilder common stock distributed to RealBiz stockholders in the distribution. Please confirm that Mr. Bhatnagar does not own any other securities that would entitle him to receive RealBiz common stock and thus Nestbuilder common stock in the distribution. In this regard, we note that Mr. Bhatnagar was issued warrants on January 2, 2017 granting him the right to receive RealBiz common stock under certain circumstances. Tell us the extent to which the warrants have vested and whether Mr. Bhatnagar has exercised any of the warrants. Refer to the Form 8-K filed by RealBiz on January 6, 2017.

Summary of the Spin-Off, page 5

4.   You disclose that the distribution ratio will be one share of Nestbuilder common stock for every 300 shares of RealBiz common stock. Please disclose the approximate number of Nestbuilder common shares that will be distributed and the total number of Nestbuilder common shares that will be issued and outstanding following the distribution. In your response letter, tell us how you calculated the number of Nestbuilder shares that will be distributed, including how you arrived at the amount of RealBiz common shares that will be outstanding.

Contribution and Spin-Off Agreement, page 23

5.   In response to our prior comment 4, you disclose that pursuant to the settlement agreement of the Monaker lawsuits, you agreed to issue 44,470,101 shares of Nestbuilder common stock to Monaker in connection with the distribution. Please disclose all the material terms of the settlement agreement and file the agreement as an exhibit. In this regard, the press release issued by RealBiz on December 28, 2017 states that the terms of the settlement agreement include the following:

- RealBiz will reissue 44,470,101 Series A preferred stock and 10,559,890 shares of common stock to Monaker;
- Nestbuilder will issue 44,470,101 shares of common stock to Monaker; and
- Monaker will pay Nestbuilder $100,000 cash, issue 20,000 shares of Monaker common stock to Nestbuilder, and transfer 8,326,630 shares of RealBiz common stock to Nestbuilder.

6.   Disclose when the Nestbuilder and RealBiz securities will be issued and cash will be paid by the relevant parties to the settlement agreement. Explain how the securities will be treated in the distribution.

7.   Please supplement the analysis you provided in response to our prior comment 1 to address the issuance of securities and payment of cash under the settlement agreement. For example, it appears that the issuance to Monaker of 44,470,101 shares of Nestbuilder common stock in connection with the distribution would result in Monaker having a substantial controlling ownership interest in Nestbuilder.

U.S. Federal Income Tax Consequences of the Spin-Off, page 25

8.   Please clarify whether the receipt of Nestbuilder common stock in the spin-off will be tax free when taking into account the 44,470,101 shares of Nestbuilder common stock you will issue to Monaker pursuant to the settlement agreement. In addition, discuss whether the issuance of these Nestbuilder shares to Monaker would amount to a 50% or greater interest (measured by vote or value) in your stock that would trigger corporate level tax liabilities.

Security Ownership of Certain Beneficial Owners and Management, page 46

9.   We note that the table on page 46 only provides beneficial ownership information for persons who were listed as five percent beneficial holders of RealBiz shares in the RealBiz Form 10-K filed on February 10, 2017. Please update the information in the beneficial ownership table to the most recent practicable date.

10.   Please include in the tables the 44,470,101 Nestbuilder shares to be issued to Monaker pursuant to the terms of the settlement agreement.

Abbreviated Financial Statements, page F-1

11.   We note your response to comment 13. Please provide complete, audited financial statements of the registrant in the Form 10. This should include an statement of cash flows and a statement of stockholder's equity, pursuant to Rule 8-02 of Regulation S-X.

Note 1: Organization and Nature of Business
Cost Allocations, page F-7

12.   We note your reponse to prior comment 15. Confirm to us that the Company´s financial statements reflect all costs of doing business or advise. Also please disclose, if practicable, your estimate of what expenses would have been on a standalone basis if the Company had operated as an unaffiliated entity. We refer you to Questions 1 and 2 of SAB Topic 1:B.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

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